Exhibit 99.1

Engine Gaming and Media, Inc. Announces Director Resignation

NEW YORK – April 27, 2022 – Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a gaming and next-generation media solutions company, today announced that Hank Ratner has resigned as a member of the Company’s Board of Directors. Mr. Ratner joined the Company’s Board in July of 2020 and has resigned to pursue other interests. In departing, Mr. Ratner noted, “Engine having received the cash infusion from its recent asset sale, I felt this was a good time to step away from the board given all the things I am trying to balance. I greatly appreciate my time on the board and my association with the Company.” “We will miss Hank’s contributions,” said Engine’s Executive Chairman, Tom Rogers, “and wish him the very best in all of his future endeavors.”

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). The Company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; WinView Games, a social predictive play-along gaming platform for viewers to play while watching live events; UMG, an end-to-end competitive esports platform powering and broadcasting major esports events, as well as daily community tournaments, matches, and ladders; and Frankly Media, a digital publishing platform used to create, distribute and monetize content across all digital channels. Engine generates revenue through a combination of direct-to consumer and subscription fees, streaming technology and data SaaS-based offerings, programmatic advertising, and sponsorships.

Contacts

For Engine Gaming and Media, Inc.

Lou Schwartz - CEO

lou@enginemediainc.com

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com